

Nate Karsten · 3rd

Managing Partner at Same Day Delivery

Grand Rapids, Michigan · 500+ connections · **Contact info**

Same Day Delivery

 **Calvin College**

Experience

Managing Partner
Same Day Delivery
Jan 2005 – Present · 15 yrs 3 mos
Greater Grand Rapids, Michigan Area



Financial Advisor
Morgan Stanley
Jun 2000 – Jan 2005 · 4 yrs 8 mos
Greater Grand Rapids, Michigan Area

Education



Calvin College
1996 – 2000

Interests



Calvin University
29,701 followers